FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934
FOR THE MONTH OF JUNE 2007
VIDEOTRON LTD. / VIDÉOTRON LTÉE
(Name of Registrant)
300 Viger Avenue East, Montréal, Québec, Canada H2X 3W4
(Address of principal executive offices)
[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F ☑	Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☑
[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-                    .]

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Videotron Ltd.
/s/ Yvan Gingras
By:	Yvan Gingras
Executive Vice President, Finance and Operation and Chief Financial Officer

Date: June 22, 2007

Press release
VIDEOTRON LTD.
Filed in this Form 6-K
Documents index

1.	Press release dated June 22, 2007

Videotron Ltd. Releases Restated U.S. GAAP Reconciliation Note to Financial Statements and Restated First Quarter 2007 Financial Information, Relating to Accounting for Fair Value Hedge Relationships.
Montreal, June 22, 2007 — Videotron Ltd. today published and filed with the United States Securities and Exchange Commission (“SEC”) an amended Annual Report on Form 20-F/A for 2006 and furnished to the SEC an amended Form 6-K/A for the three months ended March 31, 2007, to reflect a restatement of its U.S. GAAP reconciliation note to its financial statements. The amended Form 6-K/A also reflects a restatement of its statements of deficit for the three months ended March 31, 2007 and of its balance sheet as of March 31, 2007, as prepared under Canadian GAAP. None of the financial statements prepared under Canadian GAAP and filed with the amended Annual Report on Form 20-F/A for 2006 were restated. Videotron Ltd’s consolidated statements of income, of comprehensive income and of cash flow for the three months ended March 31, 2007 were not restated. The amended Annual Report on Form 20-F/A for 2006 and the amended Form 6-K/A are available online.
Videotron has restated its 2004, 2005 and 2006 U.S. GAAP reconciliation note in its financial statements to reflect certain adjustments to previously reported financial information for the accounting for certain fair value hedge relationships. In 2007, Videotron adopted the Canadian GAAP standards on the accounting for financial instruments which are similar to those under US GAAP, without recasting the comparative figures. Accordingly, the balance sheet as of March 31, 2007 under Canadian GAAP was restated to reflect the cumulative effect of the change in accounting for certain fair value hedge relationships. These changes had no impact on the results reported under Canadian GAAP.
The overall impact of the restatement on the U.S. GAAP reconciliation note was to decrease Videotron’s net income and comprehensive income under U.S. GAAP by $4.8 million, $5.8 million and $7.8 million in each of 2004, 2005 and 2006, respectively, and to increase its deficits by $11.8 million and 19.6 million as of December 31, 2005 and 2006, respectively. The overall impact on the statements of deficit under Canadian and U.S. GAAP for the three months ended March 31, 2007 and on its balance sheet as of March 31, 2007 was an increase in deficit of $19.6 million, an increase in long term debt of $23.8 million and a decrease in future income tax liabilities of $4.2 million. The restatement had no impact on net income under Canadian GAAP for 2004, 2005 and 2006 and for the three months ended March 31, 2007.
Videotron Ltd. (www.videotron.com), a wholly owned subsidiary of Quebecor Media Inc., is an integrated communications company engaged in cable television, interactive multimedia development, Internet access services, cable telephony and wireless telephone service. Videotron is a leader in new technologies with its illico interactive television system and its broadband network, which supports high-speed cable Internet access, analog and digital cable television, and other services. As of March 31, 2007, Videotron was serving 1,583,000 cable television customers in Québec, including 653,000 illico subscribers. Videotron is the Québec leader in high-speed Internet access, with 828,000 subscribers to its cable modem and dial-up services. As of March 31, 2007, Videotron had activated 20,000 lines on its wireless telephone service and was providing cable telephone service to 449,000 Québec households and organizations.
Forward-Looking Statements
Statements contained herein relating to matters that are not historical facts are forward-looking statements. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek” or the negatives of these terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to general economic, financial or market conditions; the intensity of competitive activity in the industries in which we operate, including competition from alternative means of programs and content transmission; unanticipated higher capital spending required to address continued development of competitive alternative technologies or the inability to obtain additional capital to continue the development of our business; our ability to implement successfully our business and operating strategies and manage our growth and expansion; labour disputes or strikes; and changes in laws and regulations, or in their interpretations, which could result in, among other things, the loss (or reduction in value) of our licenses or markets or in an increase in competition, compliance costs or capital expenditures. We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in Videotron ’s Annual Report on Form 20-F/A for the fiscal year ended December 31, 2006, including under the sections “Forward-Looking Statements” and “Risk Factors”, as well as in Videotron ’s filings from time to time with the SEC. Videotron disclaims any obligation to update these statements unless applicable securities laws require us to do so.

For more information, please contact
Luc Lavoie
Executive Vice President, Corporate Affairs
Office: 514-380-1974
Mobile: 514-886-7665
lavoie.luc@quebecor.com